UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 2)*

ADUROMED INDUSTRIES, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

00739T104

(CUSIP Number)

Aryeh Davis, General Counsel

Pequot Capital Management, Inc.

500 Nyala Farm Road, Westport, CT 06880

(203) 429-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 10, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00739T104

1	Names of Reporting Persons. Pequot Capital Management, Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Connecticut

Number of Shares Beneficially Owned	7 Sole Voting Power 261,469,524 (1) (2)
8 Shared Voting Power 0
9 Sole Dispositive Power 262,194,912 (1)
10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 262,194,912 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 32.3% (1)
14	Type of Reporting Person (See Instructions) IA

(1)	As described in Items 4 and 5 below, the Reporting Person (as defined below) may be deemed to be part of a group with the other parties to the Master Restructuring Agreement (as defined below) pursuant to the terms of the Master Restructuring Agreement. The Reporting Person does not affirm to be part of a group and expressly disclaims beneficial ownership of the shares of Common Stock (as defined herein), in the aggregate, beneficially owned by the other parties to the Master Restructuring Agreement. Accordingly, such shares of Common Stock are not included in the amounts specified by the Reporting Person above.

(2)	The Reporting Person is the investment adviser/manager of, and exercises sole investment discretion (but not voting discretion) over the shares held by PSPCC (as defined below). As such, the 725,388 shares of Common Stock beneficially owned by PSPCC are not included in the amounts specified by the Reporting Person under “Sole Voting Power” above.

ITEM 1.	SECURITY AND ISSUER

Item 1 is hereby amended and restated in its entirety as follows:

This Amendment No. 2 to Schedule 13D filed on February 2, 2006 (the “Schedule 13D”), as amended by Amendment No. 1 filed on June 6, 2008 (“Amendment No. 1” and, together with the Schedule 13D and this Amendment No. 2, the “Statement”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Aduromed Industries, Inc. (formerly known as General Devices, Inc.), a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 3 Trowbridge Drive, Bethel, Connecticut 08601.

ITEM 2.	IDENTITY AND BACKGROUND

Item 2 is hereby amended and restated in its entirety as follows:

This Statement is filed on behalf of Pequot Capital Management, Inc., a Connecticut corporation (the “Reporting Person”). The Reporting Person is an investment adviser registered under the Investment Advisers Act of 1940, and acts as investment adviser to certain managed accounts over which the Reporting Person exercises discretionary authority (the “Accounts”). The address of the principal business and office of the Reporting Person, and of the Executive Officer, Director and Controlling Person (as defined below) is 500 Nyala Farm Road, Westport, CT 06880.

The Reporting Person is the investment adviser/manager of, and exercises sole voting and investment discretion over, Pequot Scout Fund, L.P., a Delaware limited partnership (“PSF”), Pequot Mariner Master Fund, L.P., a Cayman Islands exempted limited partnership (“PMMF”), Pequot Navigator Offshore Fund, Inc., a British Virgin Islands International Business Corporation (“PNOF”), Pequot Diversified Master Fund, Ltd., a Cayman Islands corporation (“PDMF”), each of which are Accounts. The Reporting Person is the investment adviser/manager of, and exercises sole investment discretion (but not voting discretion) over Premium Series PCC Limited Cell 33, a Protected Cell Company formed under the laws of Guernsey (“PSPCC”, and together with PSF, PMMF, PNOF and PDMF, the “Funds”), which is an Account.

Mr. Arthur J. Samberg is the executive officer, director and the controlling shareholder of the Reporting Person (collectively, the “Executive Officer, Director and Controlling Person”). Mr. Samberg is a citizen of the United States.

Neither the Reporting Person nor Mr. Samberg has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Neither the Reporting Person nor Mr. Samberg has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and restated in its entirety as follows:

On January 24, 2006, pursuant to an Amended and Restated Agreement and Plan of Merger, dated as of January 23, 2006, by and among Aduromed Corporation, a Delaware corporation (“Aduromed”), the Issuer and GD Merger Sub, Inc., a Delaware corporation, and GD Merger Sub II, a Delaware corporation (“MergerSub”): (i) each share of outstanding Series A Preferred Stock of Aduromed, par value $0.01 per share, beneficially owned by the Reporting Person was converted into 1.795 shares of the Issuer’s Series A Preferred Stock, par value $0.0001 per share (the “Series A Preferred Stock”); and (ii) each warrant to purchase shares of Aduromed’s common stock, par value $0.01 per share (the “Aduromed Warrants”) beneficially owned by the Reporting Person was converted into warrants to purchase such number of shares of the Issuer’s common stock, par value $0.0001 per share (the “Common Stock”) equal to (A) 1.795, multiplied by (B) the number of shares of common stock of Aduromed issuable upon exercise of such Aduromed Warrant.

On January 24, 2006, at the effective time (the “Effective Time”) of the merger of MergerSub with and into Aduromed (the “Merger”), the Reporting Person became a beneficial owner of 4,026,665 shares of Series A Preferred Stock (the “First Step Preferred Stock”) and warrants to purchase 4,026,664.27 shares of Common Stock (the “First Step Warrants”). On January 24, 2006, pursuant to an Amended and Restated Securities Purchase Agreement, dated as of January 23, 2006 (the “Purchase Agreement”), by and among Aduromed, the Issuer, the Funds and Sherleigh Associates Inc. Defined Benefit Pension Plan (“Sherleigh”), the Issuer issued and sold to the Funds 10,144,389 shares (the “Second Step Preferred Stock”) of the Issuer’s Series B Preferred Stock, par value $0.0001 per share (the “Series B Preferred Stock,” and together with the Series A Preferred Stock, the “Preferred Stock”) and warrants to purchase 10,144,389 shares of Common Stock (the “Second Step Warrants,” and together with the First Step Warrants, the “Warrants”) for aggregate consideration of approximately $3,221,338. The funds for the purchase of such securities held by the Accounts were obtained from the contributions of the Accounts’ partners/shareholders.

On July 11, 2008, the Reporting Person entered into the Master Restructuring Agreement with the Issuer, Aduromed, Sherleigh, Heller Capital Investments (“Heller”), holders of $1,225,000 in principal amount of the Issuer’s 12% Secured Promissory Notes due July 31, 2008 and Joseph Esposito (the “Master Restructuring Agreement”). Pursuant to the Master Restructuring Agreement, the Reporting Person surrendered its shares of Preferred Stock, which shares were cancelled, and forfeited its right to receive accumulated dividends payable on its Preferred Stock as of June 30, 2008 in the amount of $690,436 and liquidated damages in the amount of $387,000 payable to the Reporting Person by the Issuer. The Warrants were amended to grant the Reporting Person warrants to purchase 36,000,001 shares of Common Stock, 10,229,299 of which will expire on September 30, 2012 (the “9/30/2012 Warrants”) and 25,770,702 of which will expire on January 24, 2013 and have an exercise price of $0.025 per share (the “1/24/2013 Warrants”, together with the 9/30/2012 Warrants, the “New Warrants”). Furthermore, the Reporting Person agreed to acquire, for aggregate consideration of $1,300,000, 131,097,456 shares of Common Stock (the “MRA Common Stock”) and warrants to purchase 95,097,455 shares of Common Stock, which will expire on July 10, 2013 and have an exercise price of $0.025 per share (the “MRA Warrants”). On July 11, 2008, 18,353,644 shares of the MRA Common Stock and 13,313,644 of the MRA Warrants were issued to the Reporting Person for aggregate consideration of $182,000. The remainder of the MRA Common Stock and MRA Warrants will be issued to the Reporting Person on or about July 30, 2008 (the “MRA Effective Time”). The Amended and Restated Stockholders Agreement, dated as of January 23, 2006 among the Issuer, Aduromed, the Reporting Person and Sherleigh (the “Stockholders Agreement”) will be terminated as of the MRA Effective Time. The Reporting Person has agreed to vote its shares of Common Stock from and after the MRA Effective Time such that the Reporting Person and Sherleigh will each have the right to designate two persons to the Issuer’s board of directors, Heller will have the right to designate one person to the Company’s board of directors and the Issuer’s board of directors will consist of nine members.

The descriptions of the Merger Agreement, the Purchase Agreement and the Master Restructuring Agreement contained in this Item 3 are qualified in their entirety by reference to the Merger Agreement, the Purchase Agreement and the Master Restructuring Agreement, which are incorporated herein by reference to Exhibits 1, 2 and 4, respectively, of this Statement.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 is hereby amended and restated in its entirety as follows:

Pursuant to the Master Restructuring Agreement, the Reporting Person surrendered the Preferred Stock, which shares will be cancelled, the Warrants were replaced by the New Warrants and the Reporting Person acquired the MRA Common Stock and the MRA Warrants.

The Reporting Person considers the shares of Common Stock that it beneficially owns an investment made in the ordinary course of its business. The Reporting Person intends to review on a continuing basis its investment in the Issuer, including the Issuer’s business, financial condition and operating results and general market and industry conditions and, based upon such review, may acquire additional Preferred Stock, warrants, Common Stock or other securities of the Issuer, or dispose of Preferred Stock, warrants, Common Stock or other securities of the Issuer, in each case, in the open market, in privately negotiated transactions or in any other lawful manner.

REGISTRATION RIGHTS AGREEMENT

In connection with the transactions contemplated by the Merger Agreement and the Purchase Agreement, the Issuer, Aduromed, the Reporting Person and Sherleigh entered into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, within 60 days after consummation of the Merger, the Issuer agreed to file a registration statement (the “Required Registration Statement”) registering (for the resale from time to time) the Common Stock underlying the Series A Preferred Stock and Series B Preferred Stock held by the Reporting Person and Sherleigh, the warrants to purchase Common Stock held by the Reporting Person and Sherleigh, the Common Stock underlying such warrants, and any other shares of Common Stock or other equity securities of the Issuer or a successor or assign of the Issuer issued or issuable directly or indirectly with respect to such securities by way of stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization (collectively, the “Registrable Securities”). The Issuer will be required to keep the Required Registration Statement effective until the earlier of: (i) the date that all the Registrable Securities covered by the Required Registration Statement have been sold; (ii) the date on which all of the Registrable Securities may be sold without restriction pursuant to Rule 144 under the Securities Act or any similar rule or regulation; and (iii) the fifth anniversary of the effective date of the Required Registration Statement. If the Issuer is eligible to use Form S-3 under the Securities Act, each of the Reporting Person and/or Sherleigh (or such party’s permitted transferee) may request in writing that the Issuer effect a registration on Form S-3 if the Registrable Securities to be included in such S-3 registration statement are proposed to be sold for an aggregate price to the public of not less that $500,000. The Issuer agreed to file and effect such registration as soon as practicable after receipt of such written request. Until the earlier of (i) the fifth anniversary of the date of the Registration Rights Agreement and (ii) the date on which each of the Reporting Person and Sherleigh has sold all of their respective Registrable Securities pursuant to the Required Registration Statement, the Registration Rights Agreement also provides the Reporting Person and Sherleigh with piggyback registration rights with respect to certain offerings of the Issuer’s securities. The Reporting Person and Sherleigh also agreed to certain restrictions on public sales or distributions or other open market offers and sales in connection with certain public offerings of securities by the Issuer.

CHANGES TO THE BOARD OF DIRECTORS

Effective as of May 22, 2008, Paul D. Farrell resigned as member of the Board of Directors of the Issuer, to which he had been appointed on January 23, 2006 pursuant to the Stockholders Agreement. As of the date hereof, no replacement for Mr. Farrell has been named to the Board. The Reporting Person has the right to appoint two directors to the Board pursuant to the Master Restructuring Agreement.

Copies of the Merger Agreement, the Purchase Agreement the Registration Rights Agreement and the Master Restructuring Agreement are incorporated herein by reference to Exhibits 1, 2, 3 and 4, respectively, to this Statement. The descriptions herein of such agreements are qualified in their entirety by reference to such agreements.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated in its entirety as follows:

(a) The Reporting Person beneficially owns 262,194,912 shares of Common Stock, representing approximately 32.3% of shares of Common Stock outstanding as of July 11, 2008, according to information provided by the Issuer to the Reporting Person (assuming the issuance of (i) 36,000,001 shares of Common Stock issuable upon conversion of the New Warrants; and (ii) 95,097,455 shares of Common Stock issuable upon exercise of the MRA Warrants).

In addition, by virtue of any of the Master Restructuring Agreement, it could be alleged that a “group,” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or Rule 13d-5(b)(1) thereunder, has been formed that includes all of the parties to the Master Restructuring Agreement, including the Reporting Person. While the Reporting Person does not concede that any such “group” has been formed, this filing is being made to ensure compliance with the Exchange Act. The Reporting Person expressly disclaims beneficial ownership of Common Stock beneficially owned by the other parties to the Master Restructuring Agreement and does not affirm that any such “group” exists.

(b) The Reporting Person has the sole power to vote or direct the vote of 261,469,524 shares of Common Stock and has the sole power to dispose or direct 262,194,912 shares of Common Stock. The Reporting Person is the investment adviser/manager of, and exercises sole investment discretion (but not voting discretion) over the shares held by PSPCC.

(c) Except for the information set forth, or incorporated by reference, in Items 3 and 4, which is incorporated herein by reference, the Reporting Person has not effected any transaction relating to the Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended and restated in its entirety as follows:

Reference is made to the Merger Agreement, the Purchase Agreement, the Registration Rights Agreement and the Master Restructuring Agreement, which are incorporated by reference herein.

NEW WARRANTS

In connection with the transactions contemplated by the Master Restructuring Agreement, the Issuer issued the New Warrants to the Funds on July 11, 2008. The 9/30/2012 Warrants will expire at the close of business on September 30, 2012 and the 1/24/2013 Warrants will expire at the close of business on January 24, 2013. The New Warrants are exercisable at an exercise price of $0.025 per share, subject to adjustment for certain dilutive equity issuances and for stock splits, stock dividends, mergers, recapitalizations, reorganizations and other similar events. The New Warrants are exercisable at any time in whole or in part; provided, that the holder is not entitled to exercise any portion of the New Warrants in excess of that portion of the New Warrants upon exercise of which the sum of (i) the number of Common Stock or other securities beneficially owned by the holder and its affiliates that may be deemed beneficially owned through ownership of the unexercised portion of the New Warrants and (ii) the number of shares of Common Stock or other securities issuable upon the exercise of the portion of the New Warrants, would result in beneficial ownership by the holder and its affiliates of more than 4.99% of the then outstanding shares of Common Stock or other securities. The limitations on exercise may be waived by the holder upon 61 days written notice to the Issuer. Cashless exercise is permitted.

MRA WARRANTS

In connection with the transactions contemplated by the Master Restructuring Agreement, the Issuer issued the MRA Warrants to the Funds on July 11, 2008. The MRA Warrants expire at the close of business on July 10, 2013 and are exercisable at an exercise price of $0.025 per share, subject to adjustment for certain dilutive equity issuances and for stock splits, stock dividends, mergers, recapitalizations, reorganizations and other similar events. The MRA Warrants are exercisable at any time in whole or in part; provided, that the holder is not entitled to exercise any portion of the MRA Warrants in excess of that portion of the MRA Warrants upon exercise of which the sum of (i) the number of Common Stock or other securities beneficially owned by the holder and its affiliates that may be deemed beneficially owned through ownership of the unexercised portion of the MRAWarrants and (ii) the number of shares of Common Stock or other securities issuable upon the exercise of the portion of the MRA Warrants, would result in beneficial ownership by the holder and its affiliates of more than 4.99% of the then outstanding shares of Common Stock or other securities. The limitations on exercise may be waived by the holder upon 61 days written notice to the Issuer. Cashless exercise is permitted.

The description herein of each warrant is qualified in its entirety by reference to such warrant.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1	Agreement and Plan of Merger, dated January 23, 2006, by and among the Issuer, Aduromed, GD Merger Sub, Inc. and Merger Sub (incorporated by reference to Exhibit 99.2 to the Issuer’s Form 8-K/A, dated January 23, 2006 (filed January 31, 2006)).

Exhibit 2	Amended and Restated Securities Purchase Agreement, dated January 23, 2006, by and among the Issuer, Aduromed, the Funds and certain other purchasers parties thereto (incorporated by reference to Exhibit 99.3 to the Issuer’s Form 8-K/A, dated January 23, 2006 (filed January 31, 2006)).

Exhibit 3	Amended and Restated Registration Rights Agreement, dated January 23, 2006, by and among the Issuer, the Reporting Person and Sherleigh (incorporated by reference to Exhibit 99.4 to the Issuer’s Form 8-K/A, dated January 23, 2006 (filed January 31, 2006)).

Exhibit 4	Master Restructuring Agreement, dated as of July 10, 2008, among the Issuer, Aduromed, the Reporting Person, Heller Capital Investments, holders of $1,225,000 in principal amount of the Issuer’s 12% Secured Promissory Notes due July 31, 2008 and Joseph Esposito (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K, dated July 10, 2008 (filed July 14, 2008)).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

Pequot Capital Management, Inc.

Date: July 18, 2008	By:	/s/ Aryeh Davis
Aryeh Davis
Chief Operating Officer, General Counsel and Secretary

EXHIBIT INDEX

Exhibit 1	Agreement and Plan of Merger, dated January 23, 2006, by and among the Issuer, Aduromed, GD Merger Sub, Inc. and Merger Sub (incorporated by reference to Exhibit 99.2 to the Issuer’s Form 8-K/A, dated January 23, 2006 (filed January 31, 2006)).

Exhibit 2	Amended and Restated Securities Purchase Agreement, dated January 23, 2006, by and among the Issuer, Aduromed, the Funds and certain other purchasers parties thereto (incorporated by reference to Exhibit 99.3 to the Issuer’s Form 8-K/A, dated January 23, 2006 (filed January 31, 2006)).

Exhibit 3	Amended and Restated Registration Rights Agreement, dated January 23, 2006, by and among the Issuer , the Reporting Person and Sherleigh (incorporated by reference to Exhibit 99.4 to the Issuer’s Form 8-K/A, dated January 23, 2006 (filed January 31, 2006)).

Exhibit 4	Master Restructuring Agreement, dated as of July 10, 2008, among the Issuer, Aduromed, the Reporting Person, Heller Capital Investments, holders of $1,225,000 in principal amount of the Issuer’s 12% Secured Promissory Notes due July 31, 2008 and Joseph Esposito (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K, dated July 10, 2008 (filed July 14, 2008)).